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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March 2003


                               CENTERPULSE LTD.
                               ----------------
                (Translation of Registrant's Name Into English)


                                Andreasstrasse 15
                                   8050 Zurich
                                  SWITZERLAND
                                   -----------
                    (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F    X    Form 40-F
                                  -------           ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes         No    X
                                  ------     -------

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                 )
                                                  ----------------


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      Centerpulse Ltd. is filing this Report on Form 6-K to furnish the media release announcing its agreement to combine its business with the business of Smith & Nephew Group plc, which media release is attached hereto as Exhibit 99.1.

      Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280, No. 333-76282, No. 333-85388, No. 333-103944, No. 333-103945, and No. 333-103946.

      Exhibit 99.1 Media Release - Smith & Nephew and Centerpulse Combine to Form Global Orthopaedics Leader


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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CENTERPULSE LTD.


Date: March 25, 2003                      /s/ DAVID S. WISE
                                          ----------------------------------
                                              David S. Wise
                                              Authorized Representative